UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Maurice J. Duca

c/o IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Larry W. Sonsini

Jose F. Macias

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,719,228
	8.	SHARED VOTING POWER 7,022
	9.	SOLE DISPOSITIVE POWER 6,719,228
	10.	SHARED DISPOSITIVE POWER 7,022

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,250
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person’s beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares (as defined below) beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares (as defined below) beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 22,326,649 Class A Shares reported by the Issuer (as defined below) as being outstanding as of April 18, 2024, and (ii) the 6,463,068 Class A Shares that the Reporting Person is entitled to acquire upon conversion of the Reporting Person’s Class B Shares at any time within the next 60 days.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 10, 2022, as amended on March 6, 2023 (as amended, the “Schedule 13D”), by the Reporting Person relating to the Shares. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

Ms. Nottebohm’s service as a consultant to IGSB has concluded, but she remains entitled to receive net gain as previously disclosed.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on July 19, 2024, the Reporting Person beneficially owned 6,726,250 Shares, representing approximately 23.4% of the outstanding Class A Shares. Such percentage was calculated by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 22,326,649 Class A Shares reported by the Issuer as being outstanding as of April 18, 2024, and (ii) the 6,463,068 Class A Shares that the Reporting Person is entitled to acquire upon conversion of his Class B Shares at any time within the next 60 days. Based on the 13,886,648 Class B Shares reported by the Issuer as being outstanding as of April 18, 2024, the Reporting Person’s beneficial ownership of Shares represents 40.3% of the Issuer’s total voting power. All outstanding Share numbers are taken from the Issuer’s Quarterly Report in Form 10-Q for the quarterly period ended March 31, 2024.

The Reporting Person is sole trustee of a pension trust and, in that capacity, possesses sole voting and dispositive power over 44,037 Class A Shares and 2,536,153 Class B Shares. The Reporting Person does not have and disclaims any pecuniary interest in such Shares.

An IRA for the benefit of the Reporting Person is the managing member of IGSB Cardinal Core BV, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 9,805 Class A Shares and 4,995 Class B Shares.

An IRA for the benefit of the Reporting Person is the managing member of IGSB Cardinal Core MX, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 24,600 Class B Shares.

A trust, of which the Reporting Person is trustee, owns 7,100 Class A Shares and 150,024 Class B Shares.

The Reporting Person is the managing member of IGSB Gaucho Fund I, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 142,857 Class A Shares and 142,858 Class B Shares. However, the Reporting Person disclaims beneficial ownership in these Class A Shares and Class B Shares, except to the extent of any pecuniary interest he may have therein.

A charitable remainder trust, of which the Reporting Person is a co-trustee, owns 7,022 Class B Shares. Although such Shares are included in this Statement, the Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, such Shares.

All remaining Shares reported on this Statement as beneficially owned by the Reporting Person are held in one or more IRAs for the benefit of the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2024

/s/ Maurice Duca
Maurice Duca

Annex A

Transactions by the Reporting Person in the Past 60 Days

The following table sets forth all transactions with respect to the Shares effected in the last 60 days by or on behalf of the Reporting Person, inclusive of any transactions effected through 4:00 p.m., Eastern time, on July 19, 2024.

With respect to all transactions appearing in the table, the Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in the applicable footnote.

Reporting Person	Type of Security	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)		How Effected
Mr. Duca	Class A Shares	06/14/2024	Sale	100	$229.09	(1),(2)	Open market	(3)
Mr. Duca	Class A Shares	06/14/2024	Sale	1,000	$230.83	(1),(4)	Open market	(3)
Mr. Duca	Class A Shares	06/14/2024	Sale	900	$231.72	(1),(5)	Open market	(3)
Mr. Duca	Class A Shares	06/14/2024	Sale	100	$232.39	(1)	Open market	(3)
Mr. Duca	Class A Shares	06/17/2024	Sale	700	$227.44	(1),(6)	Open market	(3)
Mr. Duca	Class A Shares	06/17/2024	Sale	200	$228.15	(1),(7)	Open market	(3)
Mr. Duca	Class A Shares	06/17/2024	Sale	500	$229.88	(1),(8)	Open market	(3)
Mr. Duca	Class A Shares	06/17/2024	Sale	1,200	$231.1	(1),(9)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	90	$226.87	(1),(10)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	10	$228.00	(1)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	400	$230.61	(1),(11)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	1,450	$232.06	(1),(12)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	700	$233.00	(1),(13)	Open market	(3)
Mr. Duca	Class A Shares	06/18/2024	Sale	100	$233.75	(1)	Open market	(3)
Mr. Duca	Class A Shares	06/20/2024	Sale	700	$228.54	(1),(14)	Open market	(3)
Mr. Duca	Class A Shares	06/20/2024	Sale	1,000	$229.59	(1),(15)	Open market	(3)
Mr. Duca	Class A Shares	06/20/2024	Sale	1,212	$230.50	(1),(16)	Open market	(3)
Mr. Duca	Class A Shares	06/20/2024	Sale	1,091	$231.66	(1),(17)	Open market	(3)
Mr. Duca	Class A Shares	06/20/2024	Sale	200	$232.31	(1),(18)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	1,102	$229.98	(1),(19)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	300	$231.16	(1),(20)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	1,500	$232.02	(1),(21)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	500	$232.95	(1),(22)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	100	$233.77	(1),(23)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	600	$235.44	(1),(24)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	500	$237.19	(1),(25)	Open market	(3)
Mr. Duca	Class A Shares	06/21/2024	Sale	200	$238.51	(1),(26)	Open market	(3)
Mr. Duca	Class A Shares	06/24/2024	Sale	600	$229.64	(1),(27)	Open market	(3)
Mr. Duca	Class A Shares	06/24/2024	Sale	1,307	$230.92	(1),(28)	Open market	(3)
Mr. Duca	Class A Shares	06/24/2024	Sale	834	$231.91	(1),(29)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	100	$230.72	(1),(30)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	500	$233.46	(1),(31)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	500	$234.49	(1),(32)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	799	$235.73	(1),(33)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	301	$236.81	(1),(34)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	356	$237.78	(1),(35)	Open market	(3)
Mr. Duca	Class A Shares	06/25/2024	Sale	500	$238.58	(1),(36)	Open market	(3)
Mr. Duca	Class A Shares	06/26/2024	Sale	100	$234.62	(1)	Open market	(3)
Mr. Duca	Class A Shares	06/26/2024	Sale	600	$238.55	(1),(37)	Open market	(3)
Mr. Duca	Class A Shares	06/26/2024	Sale	2,405	$239.53	(1),(38)	Open market	(3)
Mr. Duca	Class A Shares	06/26/2024	Sale	100	$240.25	(1)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	100	$239.27	(1),(39)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	300	$241.96	(1),(40)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	500	$244.78	(1),(41)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	1,500	$245.62	(1),(42)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	633	$246.44	(1),(43)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	200	$247.66	(1),(44)	Open market	(3)

Mr. Duca	Class A Shares	06/27/2024	Sale	1,719	$248.83	(1),(45)	Open market	(3)
Mr. Duca	Class A Shares	06/27/2024	Sale	1,000	$249.76	(1),(46)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	1,600	$243.41	(1),(47)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	1,876	$244.27	(1),(48)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	800	$245.33	(1),(49)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	200	$246.63	(1),(50)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	322	$247.93	(1),(51)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	102	$249.27	(1),(52)	Open market	(3)
Mr. Duca	Class A Shares	06/28/2024	Sale	300	$250.29	(1),(53)	Open market	(3)
Mr. Duca	Class A Shares	07/01/2024	Sale	818	$242.08	(1),(54)	Open market	(3)
Mr. Duca	Class A Shares	07/01/2024	Sale	1,382	$243.08	(1),(55)	Open market	(3)
Mr. Duca	Class A Shares	07/01/2024	Sale	800	$244.37	(1),(56)	Open market	(3)
Mr. Duca	Class A Shares	07/02/2024	Sale	95	$242.06	(1),(57)	Open market	(3)
Mr. Duca	Class A Shares	07/02/2024	Sale	405	$243.64	(1),(58)	Open market	(3)
Mr. Duca	Class A Shares	07/02/2024	Sale	600	$245.05	(1),(59)	Open market	(3)
Mr. Duca	Class A Shares	07/02/2024	Sale	1,800	$246.38	(1),(60)	Open market	(3)
Mr. Duca	Class A Shares	07/02/2024	Sale	1,600	$247.14	(1),(61)	Open market	(3)
Mr. Duca	Class A Shares	07/03/2024	Sale	100	$245.92	(1)	Open market	(3)
Mr. Duca	Class A Shares	07/03/2024	Sale	1,100	$248.41	(1),(62)	Open market	(3)
Mr. Duca	Class A Shares	07/03/2024	Sale	1,629	$249.96	(1),(63)	Open market	(3)
Mr. Duca	Class A Shares	07/3/2024	Sale	2	$250.50	(1)	Open market	(3)
Mr. Duca	Class A Shares	07/03/2024	Sale	100	$252.38	(1),(64)	Open market	(3)
Mr. Duca	Class A Shares	07/05/2024	Sale	313	$249.66	(1),(65)	Open market	(3)
Mr. Duca	Class A Shares	07/05/2024	Sale	587	$250.55	(1),(66)	Open market	(3)
Mr. Duca	Class A Shares	07/05/2024	Sale	784	$251.27	(1),(67)	Open market	(3)
Mr. Duca	Class A Shares	07/05/2024	Sale	400	$252.48	(1),(68)	Open market	(3)
Mr. Duca	Class A Shares	07/08/2024	Sale	576	$251.69	(1),(69)	Open market	(3)
Mr. Duca	Class A Shares	07/08/2024	Sale	300	$254.99	(1),(70)	Open market	(3)

(1)	These Shares were owned by a trust, of which the Reporting Person is trustee.
(2)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $229.02 to $229.20, inclusive.
(3)	Sales made pursuant to a 10b5-1 trading plan adopted by the Reporting Person on March 15, 2024.
(4)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.24 to $231.19, inclusive.
(5)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $231.29 to $232.18, inclusive.
(6)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $226.80 to $227.68, inclusive.
(7)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $228.05 to $228.24, inclusive.
(8)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $229.50 to $230.12, inclusive.
(9)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.68 to $231.59, inclusive.
(10)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $226.87 to $226.88, inclusive.
(11)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.31 to $231.29, inclusive.
(12)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $231.55 to $232.43, inclusive.
(13)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $232.57 to $233.54, inclusive.
(14)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $228.01 to $228.96, inclusive.
(15)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $229.13 to $230.03, inclusive.
(16)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.21 to $231.13, inclusive.
(17)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $231.21 to $232.11, inclusive.
(18)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $232.27 to $232.40, inclusive.

(19)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $229.60 to $230.43, inclusive.
(20)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.61 to $231.59, inclusive.
(21)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $231.64 to $232.62, inclusive.
(22)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $232.67 to $233.31, inclusive.
(23)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $233.74 to $233.86, inclusive.
(24)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $235.15 to $235.95, inclusive.
(25)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $237.05 to $237.32, inclusive.
(26)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $238.18 to $238.78, inclusive.
(27)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $229.05 to $229.92, inclusive.
(28)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.45 to $231.40, inclusive.
(29)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $231.48 to $232.35, inclusive.
(30)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $230.72 to $230.73, inclusive.
(31)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $233.08 to $233.78, inclusive.
(32)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $234.15 to $235.10, inclusive.
(33)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $235.15 to $236.14, inclusive.
(34)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $236.17 to $237.06, inclusive.
(35)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $237.29 to $238.10, inclusive.
(36)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $238.31 to $238.94, inclusive.
(37)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $237.95 to $238.94, inclusive.
(38)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $238.95 to $239.94, inclusive.
(39)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $239.02 to $240.00, inclusive.
(40)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $241.71 to $242.11, inclusive.
(41)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $244.09 to $245.02, inclusive.
(42)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $245.17 to $246.14, inclusive.
(43)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $246.18 to $247.09, inclusive.
(44)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $247.28 to $248.04, inclusive.
(45)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $248.33 to $249.28, inclusive.
(46)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $249.43 to $250.19, inclusive.
(47)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $242.94 to $243.89, inclusive.
(48)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $243.98 to $244.81, inclusive.
(49)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $245.02 to $245.66, inclusive.

(50)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $246.43 to $246.69, inclusive.
(51)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $247.71 to $248.42, inclusive.
(52)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $248.89 to $249.38, inclusive.
(53)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $250.01 to $250.44, inclusive.
(54)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $241.68 to $242.55, inclusive.
(55)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $242.74 to $243.60, inclusive.
(56)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $244.14 to $244.86, inclusive.
(57)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $241.92 to $242.26, inclusive.
(58)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $243.16 to $243.79, inclusive.
(59)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $244.74 to $245.55, inclusive.
(60)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $245.80 to $246.72, inclusive.
(61)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $246.92 to $247.48, inclusive.
(62)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $248.10 to $248.70, inclusive.
(63)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $249.49 to $250.47, inclusive.
(64)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $252.17 to $252.54, inclusive.
(65)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $249.01 to $250.00, inclusive.
(66)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $250.01 to $250.93, inclusive.
(67)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $251.09 to $251.52, inclusive.
(68)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $252.41 to $252.53, inclusive.
(69)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $251.24 to $252.20, inclusive.
(70)	This price reflects the weighted average price at which these Shares were sold. The Shares were sold in multiple transactions at prices ranging from $254.97 to $255.02, inclusive.